

July 18, 2011

Via E-mail
Michael Hume
President and Chief Executive Officer
Blue Water Restaurant Group, Inc.
4021 McGinnis Fry Road
Suite 1436
Suwanee, GA 30024

> **Re:** **Blue Water Restaurant Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 7, 2011**
> **File No. 333-174557**

Dear Mr. Hume:

We have reviewed your responses to the comments in our letter dated June 23, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

General

1. We note that pursuant to the Service Agreement between you and Taurus Financial Partners, LLC, Taurus is entitled to 100% of the gross proceeds if you decide to sell yourself as a "Public Shell Company" within 12 months of the termination of the agreement. Please revise to disclose the details of this provision in one of the opening paragraphs of the "Summary" section and include a risk factor to discuss the risks to shareholders if such a sale were to occur. In addition, we note that this provision appears to contemplate a sale of the company, which conflicts with your disclosure on page nine that you have no plans or intentions to engage in a merger or acquisition. In light of this provision, please also provide us with a legal analysis as to why you are not a blank check company.

2. Please also provide in the prospectus details regarding the potential structure of a transaction in which you would sell yourself as a "Public Shell Company." Specifically address the conditions under which you would undertake such a sale, why a shareholder holding only 21.7% of your shares would be entitled to all the gross proceeds of such a sale, and the implications of such a sale to the other holders of your common stock.

3. Please identify each of your promoters and state the nature and amount of anything of value received or to be received by each promoter, directly or indirectly, from the company, and the nature and amount of any assets, services or other consideration

received or to be received by the company. In this regard, it appears that Taurus Financial Partners, LLC, Arctic Eyes, LLC and each of your officers and directors may be promoters. See Item 404(c) of Regulation S-K and Rule 405 of Regulation C. Alternatively, advise.

4. We also note that Taurus Financial Partners, LLC and Arctic Eyes, LLC each received a substantial percentage of your common stock in exchange for providing services related to your formation and initial development. Please revise to disclose the relationship between these two entities.

Prospectus Summary, page 5

Our Company, page 5

5. We note your response to our prior comment four and reissue in part. Please revise to quantify your assets as of the most recent practicable date. In this regard, we note your disclosure that, as of the date of the prospectus, you had "nominal" assets.

Risk Factors, page 9

Our industry is highly competitive, page 9

6. Please revise here to define "mom and pop restaurants."

Focusing all of our business interest on the Caribbean region, page 11

7. Please revise to disclose the restrictions on the transfer of funds in the Caribbean and whether these restrictions could materially affect the ability of the corporate entity to access funds earned by operations in the Caribbean.

Use of Proceeds, page 17

8. We note your response to our prior comment 17 and reissue in part. Please revise to clarify that the "Initial Hiring and Training of Restaurant Managers" row of your Use of Proceeds table on page 17 includes the hiring and training of all of your employees, including wait staff, or advise. In this regard, we note your disclosure on page 28 that you intend to hire two managers, six wait staff, four bartenders, four kitchen employees, and one dish washer.

Selling Stockholders, page 19

9. We note your response to our prior comment 18. According to Island Radio's most recent 10-Q, as of March 31, 2011 Taurus Financial Partners, LLC owns 21.3% of Island Radio's stock. Please either revise to disclose this relationship or advise.

Description of Our Business and Properties, page 23

Industry Background, page 24

10. Please substantiate your statement that the restaurant industry is an expanding industry which significantly influences the overall economy. Alternatively, please either revise to state as a belief and provide us with support for that belief or delete.

11. Please revise to substantiate your statement that "there are no chain or corporate controlled casual dining restaurants on the island." Alternatively, delete.

Competition, page 24

12. We note your response to our prior comment 25. Please revise your prospectus to disclose that you intend to open your restaurant on "restaurant row" in the Simpson Bay area and briefly describe this location.

13. Please revise to describe the nature and extent of management's "personal experience" in the Caribbean region.

Plan of Operations, page 25

14. We note your response to our prior comment 32 and reissue. Please revise to disclose how you arrived at each cost estimate included in this section. Alternatively, provide a risk factor to disclose that the costs set forth in this section are merely estimates and that your costs of opening a restaurant may differ significantly.

15. We note your disclosure regarding the cost of building your souvenir hut. Please advise as to whether this expense is included in the Leasehold Improvements row in your Use of Proceeds table on page 17. To the extent that it is, please revise your Use of Proceeds table to clarify.

Keys for Success, page 26

Pursue Disciplined Growth, page 26

16. We note your response to our prior comment 29 and reissue in part. Please revise to clarify what you mean by "disciplined growth." Alternatively, please delete.

Provide Dining Value, page 26

17. Please revise to clarify what you mean by your disclosure that you "will be able to achieve and maintain a 30% food cost and 18% liquor cost."

Proposed Milestones to Implement Business Operations, page 27

18. We note your disclosure on page 27 that your initial baseline budget is based on receiving proceeds of at least $125,000. Please revise to clarify how your plan of operations and associated costs would change in the event you sell all of the shares offered. Please also revise to discuss, in detail, how your plan of operations would change if you received less than $125,000 in proceeds.

19. Please revise to reconcile your Use of Proceeds table on page 17 with the costs you list in your Proposed Milestones to Implement Business Operations on pages 27 to 29. For example, your Use of Proceeds table does not appear to include the cost of the lease for your restaurant. Your Use of Proceeds table discloses that the cost of obtaining the necessary permits and licensing will be $3,955, but, on page 28, you disclose that this cost will be $5,000. Your Use of Proceeds Table, in the $125,000 row, discloses that you will use $40,000 for leasehold improvements, but, on page 28, you state that you will use $50,000 for leasehold improvements. Finally, on page 28, you estimate that it will cost $10,000 to hire and train your employees, but, on page 17, you estimate that it will cost $7,500 to train your employees. Please also reconcile your disclosure on page 28 that you intend to hire two managers with your disclosure on page 27 that you anticipate that your typical restaurant management staff will be comprised of a general manager, a kitchen manager and a bar manger. Alternatively, advise.

Patents and Trademarks, page 31

20. We note your response to our prior comment 36 and reissue in part. Please reconcile your disclosure on page 31 that you intend to register the trademark "Blue Water Bar & Restaurant" with your use throughout the document of the name "Blue Water Bar and Grill." For example, on page five, you state that your "initial restaurant is going to be called Blue Water Bar & Grill™ and will be located in St. Maarten, Dutch West Indies." In addition, please advise as to whether this cost is included in your Use of Proceeds table. To the extent that it is not, please revise.

Security Ownership of Certain Beneficial Owner's and Management, page 33

21. Please revise to balance your disclosure regarding your "reciprocal investment" arrangement with Island Radio by disclosing that Island Radio is selling 1,300,000 shares, out of the 2,000,000 shares of your common stock that it owns, in this offering.

22. We note your response to our prior comment 38 and reissue in part. Please revise to include your share exchange with Island Radio, Inc. and the material terms of this transaction in your Certain Relationships and Related Transactions section.

Certain Relationships and Related Transaction and Corporate Governance, page 36

23. We note your response to our prior comment 41 and reissue in part. Please revise to disclose your relationship with Taurus Financial Partners LLC. Please also disclose the market value of the services that Taurus provided.

24. We note your disclosure regarding Arctic Eyes LLC's assistance with marketing efforts aimed at building the Blue Water Bar & Grill brand on various Caribbean travel websites and local radio stations as well as on local television spots and through print media outlets. Please revise to disclose, in detail, the nature of the services that Arctic Eyes LLC provided or disclose that Arctic Eyes has not yet provided such marketing services. In addition, please revise to disclose the market value of such services.

Stock Subscription Agreement, Exhibit 10.4

25. Please revise to delete the phrase "I may only resell my subscribed shares of Common Stock at a price of one-cent," as this appears to be an inappropriate limitation on resale, or advise. Please also revise to delete the first sentence of bullet point five, as "duly issued and non-assessable" is a legal conclusion. Please also revise to delete bullet point number four, which appears to be an inappropriate shifting of risk onto the purchasers of your common stock or provide an analysis as to why this provision is appropriate.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3490 with any questions.

Sincerely,

/s/ Chanda DeLong

Chanda DeLong
Attorney-Advisor

cc: Via E-mail
        J. Scott Sitra
        Taurus Financial Partners, LLC